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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               Isomet Corporation
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                                (Name of Issuer)

                          Common Stock, $1.00 per value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   464893-10-6
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                                 (CUSIP Number)

                                  Henry Zenzie
                      28 Audubon Lane, Princeton, NJ 08540
                                 (703) 321-8301
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e) 140.13s-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of he schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                                                          Page 2

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1. NAME OF REPORTING PERSONS
   I.R.S. Identification Nos. of above persons (entities only)
   Henry Zenzie

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [   ]
                                                                   (b)   [   ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)

   PF

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

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                            7.    SOLE VOTING POWER:             490,729*
             NUMBER OF
              SHARES        ----------------------------------------------------
           BENEFICIALLY
             OWNED BY       8. SHARED VOTING POWER: 51,660
               EACH
             REPORTING      ----------------------------------------------------
            PERSON WITH

                            9. SOLE DISPOSITIVE POWER: 490,729*

                            ----------------------------------------------------

                            10. SHARED DISPOSITIVE POWER: 51,660

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11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         542,389

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12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


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13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.42%

--------------------------------------------------------------------------------

14.TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
* Includes 15,000 shares Mr. Zenzie has the right to acquire within 60 days.

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                                                                          Page 3


Item 1.  Security and Issuer.
         -------------------

         This statement (this "Statement") relates to the common stock, par value $1.00 per share ("Common Stock") of Isomet Corporation, a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5263 Port Royal Road, Springfield, VA 22151.

Item 2.  Identity and Background.
         -----------------------

         (a)      This statement is being filed by Henry Zenzie.

         (b)      Mr. Zenzie's address is 28 Audubon Lane, Princeton, NJ 08540.

         (c) Mr. Zenzie's principal occupation is President and Director of Isomet Corporation.

         (d)-(e) During the last five years, Mr. Zenzie, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Zenzie is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Mr. Zenzie used personal funds to acquire 16,901 shares of Common Stock of the Issuer at $0.75 per share for an aggregate purchase price of $12,675.75.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended to include the following:

         On March 5, 2003, Mr. Zenzie acquired 16,901 shares of Common Stock from other stockholders of the Issuer pursuant to the exercise of an option granted to Mr. Zenzie by such other stockholders. Mr. Zenzie's acquisition of 16,901 shares of Common Stock on March 5, 2003 of the Issuer was for investment purposes.

         On March 5, 2003, 1,710 shares were distributed to Mr. Zenzie's wife, which shares were previously held by Mr. Zenzie as nominee for his wife.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) At the date of this Statement, Mr. Zenzie beneficially owns 542,389 shares of Common Stock of the Issuer, which shares represent approximately 27.42% of the 1,978,090 total number of the issued and outstanding shares of Common Stock of the Issuer.

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                                                                          Page 4

         (b) Mr. Zenzie has sole dispositive and voting power with respect to 490,729 shares of Common Stock of the Issuer and shared dispositive and voting power with respect to 51,660 shares of Common Stock of the Issuer.

         (c) Except as reported in this Statement, no other transactions in the shares of Common Stock were effected by Mr. Zenzie during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         No new items to report.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.

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                                                                          Page 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 5, 2003                          /s/ Henry Zenzie
                                                ----------------------
                                                Henry Zenzie